111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601
Tel 312.527.4000 Fax 312.527.4011
www.shefskylaw.com

MICHAEL J. CHOATE

Direct: (312) 836-4066
E-mail: mchoate@shefskylaw.com
Facsimile: (312) 275-7554

IN REFERENCE TO:
025285-00028

November 17, 2006

Via EDGAR Filing and Federal Express

Mr. Howard Efron
Staff Accountant, Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Comment Letter, dated November 2, 2006:

Inland Real Estate Corporation
Form 10-K for the fiscal year ended December 31, 2005
File No. 1-32185

Dear Mr. Efron:

We are writing on behalf of our client, Inland Real Estate Corporation, in response to the above-referenced SEC comment letter, dated November 2, 2006 and as a follow-up to our telephone discussion with you on November 6, 2006.  For your convenience, we have reproduced each of your comments in this letter and included the Company’s response directly below the comment.

Form 10-K for the fiscal year ended December 31, 2005

Properties, pages 25-27

1.                                      We do not object to the separate presentation of operating data (e.g. details of occupancy rates, lease expirations and geographic diversification, etc.) for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities.  Please revise your presentation of operating data in future filings, as appropriate.

RESPONSE:

The Company has revised its presentation of operating data beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2006 consistent with the staff’s request.

Non-GAAP Financial Measures, pages 39-40

2.                                      We note your disclosure which appears to indicate that you believe that FFO is valuable as a liquidity measure in addition to being useful as a performance measure.  If this is the case, please expand your disclosure to address Item 10(e)(i)(A) and (B) of Regulation S-K as it relates to your use of FFO as a liquidity measure in addition to the disclosure that you provided for FFO as a performance measure.  Additionally, if it is accurate that you use FFO as a liquidity measure, please remove FFO per share disclosures from your table on page 39.

RESPONSE:

The Company has reviewed the staff’s comment and understands how the impression may have been created that it uses FFO as a measure of liquidity.  In fact, the Company does not use FFO for this purpose and has revised the language starting with its quarterly report on Form 10-Q for the quarter ended March 31, 2006.

Exhibits 31.1 and 31.2

3.                                      We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

RESPONSE:

The Company has revised the certifications consistent with the staff’s request starting with its quarterly report on Form 10-Q for the quarter ended September 30, 2006.

Closing Comment

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response addresses the matters raised in the comment letter dated November 2, 2006.  If you have any additional questions or comments, please do not hesitate to contact me.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate
Michael J. Choate

cc:	Mr. Mark Zalatoris
Mr. Brett Brown
Ms. Beth Sprecher Brooks